04021564

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

APR 1 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 1, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5526731v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on April 1, 2004.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Revolving Home Equity Loan Asset-Backed Notes, Series 2004-B

NY1 5526731v2

ABS New Transaction

Computational Materials

$[1,466,800,000]
(Approximate)

CWABS, Inc.
Depositor

CWABS MASTER TRUST
(for the Series 2004-B Subtrust)

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-B

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Prepared: March 23, 2004*

$[1,466,800,000] (Approximate)

CWABS Master Trust

(for the Series 2004-B Subtrust)

FGIC

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-B

Class Size	Approximate Amount (1)	Certificate Interest Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Distribution Date	Expected Rating (S&P/Moody's)
1-A	$[733,400,000]	(3)	3.42 / 3.59	1-89 / 1-161	February 2029	AAA/Aaa
2-A	$[733,400,000]			*Not Offered Certificates*		AAA/Aaa
Total	$[1,466,800,000]					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 37% CPR and a 20% draw rate, with respect to the Mortgage Loans and a settlement date of March 31, 2004.
(3) Subject to (a) a fixed cap of 12.25% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriters: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Financial Guaranty Insurance Company ("FGIC").

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	March [31], 2004.
Expected Settlement Date:	March [31], 2004.
Cut-off Date:	March [22], 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through May 16, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing May 17, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of April 2004.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one- to four-family residential properties and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one- to four-family residential properties with conforming loan balances and will bear interest at rates that adjust based on the prime rate. The original principal balance of the Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected have a Cut-off Date Balance of approximately $[1,466,800,000] (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables which follow, reflects a statistical pool of Mortgage Loans. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization:

The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 1.66% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Master Trust (for the Series 2004-B Subtrust) (the "Trust"). As of the Closing Date, the balance of the Notes will be $1,466,800,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus a margin, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 12.250%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks). The "Net Wac" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate, and (iii) commencing with the Payment Date in [May 2005], the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period but for application of the related Net WAC cap, over (b) the amount of interest which actually accrued on such Notes during such period, together with accrued interest thereon The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);

3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to FGIC for prior draws related on its insurance policy (with interest thereon);
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to FGIC;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
12. Basis Risk Carryforward related to the Class 1-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to FGIC for prior draws on its insurance policy (with interest thereon);
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to FGIC;

11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
12. Basis Risk Carryforward related to the Class 2-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each group are to be applied to the related Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the related Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for the related Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on the related Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in April 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Transferor Interest is less than the related Required Transferor Subordinated Amount, 100% minus the percentage obtained by dividing the amount of the related Transferor Interest at the beginning of the relevant Collection Period by the related Loan Group Balance at the beginning of the Collection Period, and (ii) on any date on which the Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, 99.00%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the a class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The notes may be retired as a result of the owner of the transferor interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the notes is less than or equal to 10% of the aggregate principal balance of the notes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the mortgage loans in that loan group, and (c) the premium paid to the Note Insurer will be available to cover losses on the Mortgage Loans in the related loan group (first from Excess Interest Collections on the related Mortgage Loans group and then, if necessary, from Excess Interest Collections on the unrelated Mortgage Loans).

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted by the applicable transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, 1.00% of the Cut-off Date Balance of the related Mortgage Loans and (ii) after the step-down date and so long as a trigger event is not in effect 2.00% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans).

3. Surety Wrap. FGIC will issue a note insurance policy which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date and the related Mortgage Loans. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date, is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables

Class 1A (To Call) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.66	5.70	4.36	3.42	2.74	2.24	1.83
MDUR (yr)	7.29	5.47	4.22	3.33	2.68	2.20	1.81
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Jan17	Nov14	Feb13	Sep11	Jul10	Sep09	Oct08

(1) Based on a 20% draw rate.

Class 1A (To Maturity) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.90	5.91	4.55	3.59	2.89	2.37	1.97
MDUR (yr)	7.49	5.66	4.39	3.49	2.83	2.33	1.94
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Dec24	Apr22	Oct19	Sep17	Dec15	Jun14	Feb13

(1) Based on a 20% draw rate.

Loan Group One: $733,432,157

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$733,432,157	
Aggregate Credit Limit		$793,839,080	
WA Coupon (Gross)		4.139%	2.750% to 10.375%
WA Margin (Gross)		0.122%	-1.250% to 6.375%
WA Maximum Rate		12.383%	7.950% to 21.000%
Average Principal Balance		$235,603	$0 to $4,290,000
Average Credit Limit		$255,008	$10,505 to $4,290,000
WA Remaining Term To Scheduled Maturity (months)		297	110 to 356
WA Original Loan-to-Value Ratio		78.49%	3.47% to 100.00%
Average Credit Utilization Rate		93.00%	0.00% to 100.00%
Origination Period			2/28/2003 to 3/11/2004
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
WA Months to First Roll		1	
WA FICO		722	

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	24.28%	SFR	72.34%	FULL DO	47.79%	FULL	95.53%	OO	97.23%	Current	100.00
FL	6.97%	PUD	20.77%	ALT DOC	39.39%	1004U	2.50%	INV	1.88%		
MI	5.76%	CND	6.51%	REDUCED	12.51%	NA	0.50%	2H	0.90%		
CO	5.12%	2 FAM	0.20%	STREAML	0.31%	1073C	0.45%				
WA	4.79%	3 FAM	0.15%			STATED	0.34%				

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Loan Programs								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$1,152,994	10	0.16	$115,299	4.246	355.18	704	73.3
HELOC 10YDR/0YRP	$4,393,840	40	0.60	$109,846	4.570	114.57	732	77.3
HELOC 5YDR/5YRP	$64,800	1	0.01	$64,800	6.250	114.00	697	86.7
HELOC 10YDR/15YRP	$727,820,523	3,062	99.23	$237,694	4.136	297.60	722	78.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= $0.00	$0	13	0.00	$0				
$0.01 - $10,000.00	$59,496	17	0.01	$3,500	5.380	297.04	760	57.9
$10,000.01 - $20,000.00	$780,977	48	0.11	$16,270	4.357	297.51	732	37.3
$20,000.01 - $30,000.00	$1,476,228	54	0.20	$27,338	4.466	291.63	730	42.9
$30,000.01 - $40,000.00	$2,101,646	60	0.29	$35,027	4.487	293.92	720	45.1
$40,000.01 - $50,000.00	$3,496,995	74	0.48	$47,257	4.159	289.23	726	49.6
$50,000.01 - $60,000.00	$4,526,430	80	0.62	$56,580	4.317	293.13	710	62.5
$60,000.01 - $70,000.00	$5,448,372	83	0.74	$65,643	4.145	294.27	716	69.0
$70,000.01 - $80,000.00	$8,317,835	111	1.13	$74,935	4.386	288.65	705	70.2
$80,000.01 - $90,000.00	$9,266,626	108	1.26	$85,802	4.228	291.14	708	78.2
$90,000.01 - $100,000.00	$13,333,867	138	1.82	$96,622	4.328	289.80	708	71.6
$100,000.01 - $125,000.00	$34,318,662	302	4.68	$113,638	4.177	298.31	708	80.0
$125,000.01 - $150,000.00	$54,054,290	389	7.37	$138,957	4.202	295.41	703	81.2
$150,000.01 - $175,000.00	$29,426,169	180	4.01	$163,479	4.138	296.66	724	82.6
$175,000.01 - $200,000.00	$26,633,950	141	3.63	$188,893	4.105	295.39	729	79.3
$200,000.01 - $225,000.00	$25,477,962	120	3.47	$212,316	4.104	294.49	729	83.0
$225,000.01 - $250,000.00	$20,260,609	85	2.76	$238,360	4.234	288.93	725	80.6
$250,000.01 - $275,000.00	$17,768,495	68	2.42	$261,301	4.059	297.42	727	81.3
$275,000.01 - $300,000.00	$21,043,423	73	2.87	$288,266	4.055	297.41	737	79.9
$300,000.01 - $325,000.00	$22,227,406	71	3.03	$313,062	4.044	297.51	724	81.8
$325,000.01 - $350,000.00	$44,808,508	132	6.11	$339,458	4.131	297.68	721	83.7
$350,000.01 - $375,000.00	$47,506,862	131	6.48	$362,648	4.110	297.84	715	86.4
$375,000.01 - $400,000.00	$62,539,904	160	8.53	$390,874	4.117	297.56	723	82.6
$400,000.01 - $425,000.00	$26,099,600	63	3.56	$414,279	4.081	297.76	715	79.0
$425,000.01 - $450,000.00	$25,393,238	58	3.46	$437,814	4.059	297.39	727	80.4
$450,000.01 - $475,000.00	$23,658,271	51	3.23	$463,888	4.151	297.01	723	82.1
$475,000.01 - $500,000.00	$34,992,655	71	4.77	$492,854	4.129	297.38	726	78.7
$500,000.01 - $525,000.00	$13,874,868	27	1.89	$513,884	4.145	297.67	729	78.7
$525,000.01 - $550,000.00	$11,351,752	21	1.55	$540,560	3.882	298.38	727	77.6
$550,000.01 - $575,000.00	$12,421,900	22	1.69	$564,632	4.171	297.91	720	79.4
$575,000.01 - $600,000.00	$14,724,318	25	2.01	$588,973	4.082	297.64	732	73.5
$600,000.01 - $625,000.00	$6,171,635	10	0.84	$617,163	4.197	296.99	718	75.2
$625,000.01 - $650,000.00	$15,401,179	24	2.10	$641,716	4.226	298.29	733	71.7
$650,000.01 - $675,000.00	$3,956,720	6	0.54	$659,453	4.041	297.67	703	56.3
$675,000.01 - $700,000.00	$8,981,352	13	1.22	$690,873	3.914	297.16	741	69.9
$700,000.01 - $725,000.00	$4,980,792	7	0.68	$711,542	3.856	297.59	716	67.5
$725,000.01 - $750,000.00	$8,936,501	12	1.22	$744,708	4.180	296.86	714	68.9
$750,000.01 - $775,000.00	$2,305,800	3	0.31	$768,600	4.756	298.00	737	70.7

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$775,000.01 - $800,000.00	$1,600,000	2	0.22	$800,000	3.500	299.00	716	73.6
$800,000.01 - $825,000.00	$4,874,255	6	0.66	$812,376	4.817	296.50	753	65.3
$825,000.01 - $850,000.00	$7,569,500	9	1.03	$841,056	3.610	297.00	731	66.3
$850,000.01 - $875,000.00	$3,449,550	4	0.47	$862,388	4.811	297.74	759	75.0
$875,000.01 - $900,000.00	$4,499,349	5	0.61	$899,870	3.850	297.80	720	71.8
$900,000.01 - $925,000.00	$1,820,000	2	0.25	$910,000	4.938	300.00	745	67.4
$925,000.01 - $950,000.00	$1,879,000	2	0.26	$939,500	4.388	296.04	764	79.3
$950,000.01 - $975,000.00	$3,849,000	4	0.52	$962,250	4.725	297.51	758	74.4
$975,000.01 - $1,000,000.00	$18,969,051	19	2.59	$998,371	4.032	297.90	722	62.3
> $1,000,000.00	$16,797,160	9	2.29	$1,866,351	4.208	298.63	721	74.9
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$1,152,972	4	0.16	$288,243	2.818	294.89	718	56.3
3.001 - 3.500	$19,527,328	36	2.66	$542,426	3.310	297.37	737	76.3
3.501 - 4.000	$546,332,643	2,290	74.49	$238,573	3.873	297.30	722	80.1
4.001 - 4.500	$47,978,352	249	6.54	$192,684	4.345	292.52	720	72.4
4.501 - 5.000	$19,203,211	117	2.62	$164,130	4.735	287.12	720	84.4
5.001 - 5.500	$75,300,203	289	10.27	$260,554	5.316	296.43	712	71.8
5.501 - 6.000	$8,610,873	51	1.17	$168,841	5.800	295.46	723	71.7
6.001 - 6.500	$10,204,315	38	1.39	$268,535	6.224	295.61	742	73.8
6.501 - 7.000	$2,115,633	18	0.29	$117,535	6.805	294.64	676	72.9
7.001 - 7.500	$133,584	3	0.02	$44,528	7.344	299.75	679	69.2
7.501 - 8.000	$2,572,590	13	0.35	$197,892	7.760	298.26	719	73.5
8.501 - 9.000	$90,000	1	0.01	$90,000	8.750	296.00	784	90.0
10.001 - 10.500	$210,453	4	0.03	$52,613	10.162	292.03	653	51.0
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$4,458,639	41	0.61	$108,747	4.594	114.56	731	77.4
277 - 288	$531,026	2	0.07	$265,513	6.495	288.00	677	87.4
289 - 300	$727,289,496	3,060	99.16	$237,676	4.134	297.61	722	78.5
349 - 360	$1,152,994	10	0.16	$115,299	4.246	355.18	704	73.3
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$211,186	8	0.03	$26,398	4.184	297.77	779	7.8

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 20.00	$4,352,912	54	0.59	$80,609	4.019	295.37	741	17.4
20.01 - 30.00	$6,996,810	84	0.95	$83,295	4.315	294.65	736	25.8
30.01 - 40.00	$13,977,268	98	1.91	$142,625	4.149	292.57	731	35.2
40.01 - 50.00	$16,492,693	124	2.25	$133,006	4.070	294.78	735	45.9
50.01 - 60.00	$43,531,106	183	5.94	$237,875	4.232	296.08	731	55.1
60.01 - 70.00	$73,953,500	278	10.08	$266,020	4.354	297.60	727	66.0
70.01 - 80.00	$254,099,264	826	34.65	$307,628	4.087	297.06	727	77.3
80.01 - 90.00	$175,465,078	862	23.92	$203,556	4.165	296.81	708	88.3
90.01 - 100.00	$144,352,340	596	19.68	$242,202	4.060	295.79	718	94.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$973,000	3	0.13	$324,333	3.794	299.93	699	64.5
AL	$9,457,331	51	1.29	$185,438	4.019	297.42	731	85.8
AZ	$17,168,083	90	2.34	$190,756	4.206	296.19	720	84.2
CA	$178,074,322	504	24.28	$353,322	4.046	296.71	725	76.8
CO	$37,517,819	139	5.12	$269,912	4.351	297.69	724	77.1
CT	$4,250,458	13	0.58	$326,958	4.065	297.03	755	59.4
DC	$893,451	4	0.12	$223,363	4.021	298.84	717	74.8
DE	$1,946,804	11	0.27	$176,982	3.877	297.55	705	63.7
FL	$51,155,108	203	6.97	$251,996	4.175	296.95	715	76.5
GA	$18,527,784	94	2.53	$197,104	4.120	297.39	717	81.0
HI	$2,130,997	9	0.29	$236,777	4.345	298.78	732	62.8
IA	$1,982,464	15	0.27	$132,164	3.993	297.41	716	80.9
ID	$2,312,039	16	0.32	$144,502	4.252	297.96	729	75.4
IL	$16,363,329	95	2.23	$172,246	4.420	297.52	725	78.0
IN	$11,990,373	84	1.63	$142,743	4.072	296.36	713	85.4
KS	$4,719,686	29	0.64	$162,748	4.028	297.72	719	80.7
KY	$19,432,524	90	2.65	$215,917	3.948	297.38	711	84.7
LA	$4,614,092	23	0.63	$200,613	4.190	297.69	724	80.3
MA	$18,779,720	66	2.56	$284,541	4.495	298.90	729	72.5
MD	$9,639,695	42	1.31	$229,517	4.030	294.32	718	82.2
ME	$187,867	3	0.03	$62,622	4.220	298.21	655	71.1
MI	$42,231,469	219	5.76	$192,838	4.160	287.59	722	80.7
MN	$18,437,767	71	2.51	$259,687	4.091	297.78	731	75.0
MO	$19,753,593	115	2.69	$171,770	4.128	296.98	714	81.9
MS	$721,055	10	0.10	$72,106	4.163	297.64	698	82.4
MT	$1,345,683	6	0.18	$224,281	4.763	298.01	735	68.5
NC	$19,267,641	101	2.63	$190,769	4.006	297.60	719	83.9
ND	$73,600	1	0.01	$73,600	3.750	295.00	772	68.2
NE	$508,680	4	0.07	$127,170	4.094	296.20	692	85.4
NH	$1,208,911	9	0.16	$134,323	4.750	296.13	675	73.4
NJ	$34,471,830	110	4.70	$313,380	4.269	298.20	726	75.5
NM	$2,433,081	13	0.33	$187,160	3.962	297.15	728	81.1
NV	$13,804,548	59	1.88	$233,975	4.152	295.03	719	79.2

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$18,625,870	76	2.54	$245,077	4.452	297.76	721	71.7
OH	$12,345,923	84	1.68	$146,975	4.108	297.08	727	77.6
OK	$2,370,761	13	0.32	$182,366	4.104	296.98	689	73.0
OR	$8,786,847	45	1.20	$195,263	4.150	298.08	719	79.9
PA	$16,055,892	114	2.19	$140,841	4.250	295.84	706	77.4
RI	$562,050	3	0.08	$187,350	5.352	296.88	669	63.3
SC	$9,159,568	42	1.25	$218,085	4.226	297.60	712	79.9
SD	$1,310,000	2	0.18	$655,000	3.826	300.00	736	77.4
TN	$11,859,423	64	1.62	$185,303	3.991	297.05	718	82.4
TX	$692,087	1	0.09	$692,087	4.000	295.00	732	69.4
UT	$13,033,685	55	1.78	$236,976	4.075	298.56	713	82.7
VA	$23,735,457	85	3.24	$279,241	4.112	297.55	730	82.1
VT	$2,215,739	6	0.30	$369,290	3.808	297.20	708	63.4
WA	$35,138,562	147	4.79	$239,038	4.015	296.89	727	82.0
WI	$9,884,752	63	1.35	$156,901	4.081	297.66	714	83.1
WV	$929,531	6	0.13	$154,922	4.023	286.47	734	81.5
WY	$351,187	5	0.05	$70,237	4.058	296.80	662	53.6
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$2,229,365	18	0.30	$123,854	4.046	297.20	826	65.1
801 - 820	$18,045,796	100	2.46	$180,458	4.037	296.04	809	72.5
781 - 800	$49,794,557	240	6.79	$207,477	4.110	296.28	790	74.9
761 - 780	$89,118,936	358	12.15	$248,936	4.093	296.81	771	78.0
741 - 760	$98,410,179	371	13.42	$265,257	4.069	295.41	750	76.8
721 - 740	$101,185,014	392	13.80	$258,125	4.080	296.10	731	77.1
701 - 720	$128,339,213	439	17.50	$292,344	4.203	297.25	710	77.8
681 - 700	$96,745,179	393	13.19	$246,171	4.131	296.66	692	80.6
661 - 680	$95,806,869	407	13.06	$235,398	4.233	296.50	671	82.7
641 - 660	$33,134,607	219	4.52	$151,300	4.166	297.72	653	81.2
621 - 640	$19,694,478	167	2.69	$117,931	4.230	297.72	632	81.5
601 - 620	$896,438	8	0.12	$112,055	5.088	294.96	619	77.8
581 - 600	$31,526	1	0.00	$31,526	10.375	288.00	582	45.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$530,584,120	2,350	72.34	$225,780	4.152	296.48	721	77.9
PUD	$152,354,123	509	20.77	$299,320	4.058	296.91	724	79.5
CND	$47,718,083	244	6.51	$195,566	4.170	296.60	724	81.9
2 FAM	$1,497,236	6	0.20	$249,539	4.631	297.13	708	82.1
3 FAM	$1,130,250	3	0.15	$376,750	6.493	297.44	713	71.2

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4 FAM	$148,344	1	0.02	$148,344	5.125	292.00	653	21.4
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$568,436,177	2,342	77.50	$242,714	3.871	297.34	723	79.9
0.001 - 0.250	$16,816,325	62	2.29	$271,231	4.192	290.88	709	74.4
0.251 - 0.500	$32,194,330	188	4.39	$171,246	4.408	293.06	724	70.9
0.501 - 0.750	$13,413,808	91	1.83	$147,404	4.608	294.10	706	85.0
0.751 - 1.000	$5,969,404	26	0.81	$229,592	4.943	270.92	751	83.3
1.001 - 1.250	$52,665,194	200	7.18	$263,326	5.246	296.30	712	68.8
1.251 - 1.500	$22,186,934	87	3.03	$255,022	5.476	296.52	711	78.4
1.501 - 1.750	$5,472,940	28	0.75	$195,462	5.719	295.57	718	67.1
1.751 - 2.000	$3,266,433	23	0.45	$142,019	5.919	295.47	731	80.6
2.001 - 2.250	$8,451,744	29	1.15	$291,439	6.176	295.29	747	73.1
2.251 - 2.500	$1,951,198	10	0.27	$195,120	6.271	297.51	709	79.3
2.501 - 2.750	$1,257,987	9	0.17	$139,776	6.672	293.54	666	70.6
2.751 - 3.000	$915,645	10	0.12	$91,565	6.920	296.48	688	75.0
3.001 - 3.250	$33,584	2	0.00	$16,792	7.250	299.00	678	70.0
3.251 - 3.500	$100,000	1	0.01	$100,000	7.375	300.00	680	69.0
4.501 - 4.750	$90,000	1	0.01	$90,000	8.750	296.00	784	90.0
6.001 - 6.250	$178,926	3	0.02	$59,642	10.125	292.74	665	52.0
6.251 - 6.500	$31,526	1	0.00	$31,526	10.375	288.00	582	45.5
0.122	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.00	$2,019	19	0.00	$106	4.483	296.70	760	87.4
0.01 - 10.00	$409,519	24	0.06	$17,063	4.168	295.46	776	62.3
10.01 - 20.00	$884,601	22	0.12	$40,209	4.152	297.83	739	63.3
20.01 - 30.00	$2,248,634	30	0.31	$74,954	4.494	297.97	757	60.9
30.01 - 40.00	$3,502,035	38	0.48	$92,159	4.135	298.46	742	55.7
40.01 - 50.00	$5,956,660	40	0.81	$148,917	4.146	296.66	752	61.3
50.01 - 60.00	$5,817,959	42	0.79	$138,523	4.276	294.99	742	59.0
60.01 - 70.00	$9,706,361	66	1.32	$147,066	4.347	298.02	748	65.4
70.01 - 80.00	$15,441,899	77	2.11	$200,544	4.050	296.63	745	69.1
80.01 - 90.00	$28,836,582	129	3.93	$223,539	4.114	296.86	737	72.8
90.01 - 100.00	$660,625,887	2,626	90.07	$251,571	4.136	296.54	719	79.7
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.950	$127,500	1	0.02	$127,500	4.000	299.00	673	94.4
11.950	$680,433,504	2,811	92.77	$242,061	4.081	297.77	721	79.0
16.000	$128,721	2	0.02	$64,360	4.360	293.82	782	66.8
17.000	$2,300,400	12	0.31	$191,700	5.154	296.64	716	63.9
18.000	$50,231,579	283	6.85	$177,497	4.839	280.50	725	71.5
21.000	$210,453	4	0.03	$52,613	10.162	292.03	653	51.0
12.383	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Draw Limit Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$10,000.01 - $20,000.00	$226,504	14	0.03	$16,179	4.225	298.16	729	23.3
$20,000.01 - $30,000.00	$813,635	33	0.11	$24,656	4.573	286.08	707	34.8
$30,000.01 - $40,000.00	$1,065,639	32	0.15	$33,301	4.294	297.43	720	40.1
$40,000.01 - $50,000.00	$3,163,208	80	0.43	$39,540	4.293	288.72	721	44.9
$50,000.01 - $60,000.00	$3,752,274	74	0.51	$50,706	4.325	293.12	701	62.6
$60,000.01 - $70,000.00	$4,478,899	73	0.61	$61,355	4.148	295.43	711	67.9
$70,000.01 - $80,000.00	$7,869,693	113	1.07	$69,643	4.424	286.79	699	70.2
$80,000.01 - $90,000.00	$8,728,145	105	1.19	$83,125	4.276	289.09	707	80.2
$90,000.01 - $100,000.00	$13,686,633	159	1.87	$86,079	4.308	290.20	707	68.3
$100,000.01 - $125,000.00	$29,480,615	267	4.02	$110,414	4.205	298.21	704	81.6
$125,000.01 - $150,000.00	$54,558,650	415	7.44	$131,467	4.203	295.44	701	81.7
$150,000.01 - $175,000.00	$28,506,055	182	3.89	$156,627	4.118	296.87	726	83.1
$175,000.01 - $200,000.00	$26,737,212	154	3.65	$173,618	4.092	295.72	728	77.9
$200,000.01 - $225,000.00	$22,991,212	112	3.13	$205,279	4.082	294.22	726	86.1
$225,000.01 - $250,000.00	$19,792,244	93	2.70	$212,820	4.247	288.46	725	80.4
$250,000.01 - $275,000.00	$16,868,774	70	2.30	$240,982	4.063	297.38	725	81.9
$275,000.01 - $300,000.00	$19,292,480	75	2.63	$257,233	4.047	297.43	733	80.0
$300,000.01 - $325,000.00	$19,163,724	62	2.61	$309,092	4.077	297.59	723	83.8
$325,000.01 - $350,000.00	$45,485,854	141	6.20	$322,595	4.146	297.67	724	82.5
$350,000.01 - $375,000.00	$47,312,617	136	6.45	$347,887	4.089	297.81	715	86.5
$375,000.01 - $400,000.00	$64,320,204	176	8.77	$365,456	4.091	297.55	723	82.9
$400,000.01 - $425,000.00	$24,646,721	62	3.36	$397,528	4.176	297.83	720	78.6
$425,000.01 - $450,000.00	$29,194,860	71	3.98	$411,195	4.019	297.60	725	80.4
$450,000.01 - $475,000.00	$21,684,019	50	2.96	$433,680	4.195	296.95	724	82.9
$475,000.01 - $500,000.00	$37,068,077	88	5.05	$421,228	4.142	297.24	727	78.6
$500,000.01 - $525,000.00	$14,418,260	29	1.97	$497,181	4.168	297.51	731	79.3
$525,000.01 - $550,000.00	$12,788,453	26	1.74	$491,864	3.875	298.20	727	78.3
$550,000.01 - $575,000.00	$11,710,026	22	1.60	$532,274	4.163	297.69	718	80.4
$575,000.01 - $600,000.00	$16,671,758	29	2.27	$574,888	4.055	297.77	730	74.6
$600,000.01 - $625,000.00	$5,427,435	9	0.74	$603,048	4.118	296.95	726	74.8
$625,000.01 - $650,000.00	$17,592,148	33	2.40	$533,095	4.143	298.36	737	71.3
$650,000.01 - $675,000.00	$4,814,120	8	0.66	$601,765	4.179	297.61	698	59.6
$675,000.01 - $700,000.00	$9,101,870	16	1.24	$568,867	3.840	297.43	735	67.9
$700,000.01 - $725,000.00	$4,608,186	8	0.83	$576,023	3.906	298.26	734	69.1
$725,000.01 - $750,000.00	$9,301,040	14	1.27	$664,360	4.294	296.80	712	68.6

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$750,000.01 - $775,000.00	$3,014,350	4	0.41	$753,588	4.519	297.76	730	69.3
$775,000.01 - $800,000.00	$1,600,000	2	0.22	$800,000	3.500	299.00	716	73.6
$800,000.01 - $825,000.00	$4,752,098	6	0.65	$792,016	4.845	296.99	751	66.4
$825,000.01 - $850,000.00	$7,569,500	9	1.03	$841,056	3.610	297.00	731	66.3
$850,000.01 - $875,000.00	$4,415,615	6	0.60	$735,936	4.757	297.47	749	72.1
$875,000.01 - $900,000.00	$5,484,809	7	0.75	$783,544	3.843	297.75	729	70.8
$900,000.01 - $925,000.00	$1,820,000	2	0.25	$910,000	4.938	300.00	745	67.4
$925,000.01 - $950,000.00	$1,655,025	2	0.23	$827,513	4.968	296.59	741	72.4
$950,000.01 - $975,000.00	$3,818,000	4	0.52	$954,500	4.297	296.80	750	74.2
$975,000.01 - $1,000,000.00	$23,786,372	28	3.24	$849,513	4.141	297.43	730	61.7
> $1,000,000.00	$18,195,144	12	2.48	$1,516,262	4.173	298.53	721	73.3
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$464,824,093	2,002	63.38	$232,180	4.125	294.85	722	78.1
2004	$268,608,063	1,111	36.62	$241,771	4.162	299.57	722	79.2
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Revolving Home Equity Loan Asset-Backed Notes, Series
2004-B

NY1 5526731v2

ABS New Transaction

Computational Materials

$[1,466,800,000]
(Approximate)

CWABS, Inc.
Depositor

CWABS MASTER TRUST
(for the Series 2004-B Subtrust)

Revolving Home Equity Loan Asset Backed Notes, Series 2004-B

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Prepared: March 23, 2004*

$[1,466,800,000] (Approximate)

CWABS Master Trust

(for the Series 2004-B Subtrust)

FGIC

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-B

Class Size	Approximate Amount (1)	Certificate Interest Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Distribution Date	Expected Rating (S&P/Moody's)
1-A	$[733,400,000]	(3)	3.42 / 3.59	1-89 / 1-161	February 2029	AAA/Aaa
2-A	$[733,400,000]	(3)	3.42 / 3.59	1-89 / 1-160	February 2029	AAA/Aaa
Total	**$[1,466,800,000]**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 37% CPR and a 20% draw rate, with respect to the Mortgage Loans and a settlement date of March 31, 2004.
(3) Subject to (a) a fixed cap of 12.25% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriters:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Financial Guaranty Insurance Company ("FGIC").
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	March [31], 2004.
Expected Settlement Date:	March [31], 2004.
Cut-off Date:	March [22], 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through May 16, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing May 17, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of April 2004.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one- to four-family residential properties and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one- to four-family residential properties with conforming loan balances and will bear interest at rates that adjust based on the prime rate. The original principal balance of the Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected have a Cut-off Date Balance of approximately $[1,466,800,000] (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables which follow, reflects a statistical pool of Mortgage Loans. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization:

The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 1.66% and 0.60% of the Loan Group 1 and Loan Group 2 Mortgage Loans, respectively, require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Master Trust (for the Series 2004-B Subtrust) (the "Trust"). As of the Closing Date, the balance of the Notes will be $1,466,800,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus a margin, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 12.250%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks). The "Net Wac" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate, and (iii) commencing with the Payment Date in [May 2005], the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period but for application of the related Net WAC cap, over (b) the amount of interest which actually accrued on such Notes during such period, together with accrued interest thereon The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Groupl Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;

5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to FGIC for prior draws related on its insurance policy (with interest thereon);
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Excess Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to FGIC;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
12. Basis Risk Carryforward related to the Class 1-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to FGIC for prior draws on its insurance policy (with interest thereon);
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Excess Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to FGIC;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
12. Basis Risk Carryforward related to the Class 2-A Notes; and
13. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each group are to be applied to the related Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the related Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for the related Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on the related Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in April 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Transferor Interest is less than the related Required Transferor Subordinated Amount, 100% minus the percentage obtained by dividing the amount of the related Transferor Interest at the beginning of the relevant Collection Period by the related Loan Group Balance at the beginning of the Collection Period, and (ii) on any date on which the Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, 99.00%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the a class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The notes may be retired as a result of the owner of the transferor interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the notes is less than or equal to 10% of the aggregate principal balance of the notes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the mortgage loans in that loan group, and (c) the premium paid to the Note Insurer will be available to cover losses on the Mortgage Loans in the related loan group (first from Excess Interest Collections on the related Mortgage Loans group and then, if necessary, from Excess Interest Collections on the unrelated Mortgage Loans).

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through

the close of business on such date of determination. Subject to any step-down or step-up as may be permitted by the applicable transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, 1.00% of the Cut-off Date Balance of the related Mortgage Loans and (ii) after the step-down date and so long as a trigger event is not in effect 2.00% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans).

3. Surety Wrap. FGIC will issue a note insurance policy which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date and the related Mortgage Loans. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date, is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables

Class 1A (To Call) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.66	5.70	4.36	3.42	2.74	2.24	1.83
MDUR (yr)	7.29	5.47	4.22	3.33	2.68	2.20	1.81
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Jan17	Nov14	Feb13	Sep11	Jul10	Sep09	Oct08

(1) Based on a 20% draw rate.

Class 1A (To Maturity) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.90	5.91	4.55	3.59	2.89	2.37	1.97
MDUR (yr)	7.49	5.66	4.39	3.49	2.83	2.33	1.94
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Dec24	Apr22	Oct19	Sep17	Dec15	Jun14	Feb13

(1) Based on a 20% draw rate.

Class 2A (To Call) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.66	5.70	4.36	3.42	2.74	2.24	1.83
MDUR (yr)	7.28	5.47	4.22	3.33	2.68	2.20	1.81
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Jan17	Nov14	Feb13	Sep11	Jul10	Sep09	Oct08

(1) Based on a 20% draw rate.

Class 2A (To Maturity) (1)

CPR	22%	27%	32%	37%	42%	47%	52%
DM @ 100-00	22	22	22	22	22	22	22
WAL (yr)	7.89	5.91	4.55	3.59	2.89	2.37	1.97
MDUR (yr)	7.48	5.65	4.39	3.49	2.83	2.33	1.94
Principal Window Beginning	May04	May04	May04	May04	May04	May04	May04
Principal Window End	Dec24	Mar22	Oct19	Aug17	Nov15	Jun14	Feb13

(1) Based on a 20% draw rate.

Loan Group One: $733,432,157

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$733,432,157	
Aggregate Credit Limit		$793,839,080	
WA Coupon (Gross)		4.139%	2.750% to 10.375%
WA Margin (Gross)		0.122%	-1.250% to 6.375%
WA Maximum Rate		12.383%	7.950% to 21.000%
Average Principal Balance		$235,603	$0 to $4,290,000
Average Credit Limit		$255,008	$10,505 to $4,290,000
WA Remaining Term To Scheduled Maturity (months)		297	110 to 356
WA Original Loan-to-Value Ratio		78.49%	3.47% to 100.00%
Average Credit Utilization Rate		93.00%	0.00% to 100.00%
Origination Period			2/28/2003 to 3/11/2004
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
WA Months to First Roll		1	
WA FICO		722	

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	24.28%	SFR	72.34%	FULL DO	47.79%	FULL	95.53%	OO	97.23%	Current	100.00
FL	6.97%	PUD	20.77%	ALT DOC	39.39%	1004U	2.50%	INV	1.88%		
MI	5.76%	CND	6.51%	REDUCED	12.51%	NA	0.50%	2H	0.90%		
CO	5.12%	2 FAM	0.20%	STREAML	0.31%	1073C	0.45%				
WA	4.79%	3 FAM	0.15%			STATED	0.34%				

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$1,152,994	10	0.16	$115,299	4.246	355.18	704	73.3
HELOC 10YDR/0YRP	$4,393,840	40	0.60	$109,846	4.670	114.57	732	77.3
HELOC 5YDR/5YRP	$64,800	1	0.01	$64,800	6.250	114.00	697	86.7
HELOC 10YDR/15YRP	$727,820,523	3,062	99.23	$237,694	4.136	297.60	722	78.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= $0.00	$0	13	0.00	$0				
$0.01 - $10,000.00	$59,496	17	0.01	$3,500	5.380	297.04	760	57.9
$10,000.01 - $20,000.00	$780,977	48	0.11	$16,270	4.357	297.51	732	37.3
$20,000.01 - $30,000.00	$1,476,228	54	0.20	$27,338	4.466	291.63	730	42.9
$30,000.01 - $40,000.00	$2,101,646	60	0.29	$35,027	4.487	293.92	720	45.1
$40,000.01 - $50,000.00	$3,496,995	74	0.48	$47,257	4.159	289.23	726	49.6
$50,000.01 - $60,000.00	$4,526,430	80	0.62	$56,580	4.317	293.13	710	62.5
$60,000.01 - $70,000.00	$5,448,372	83	0.74	$65,643	4.145	294.27	716	69.0
$70,000.01 - $80,000.00	$8,317,835	111	1.13	$74,935	4.386	288.65	705	70.2
$80,000.01 - $90,000.00	$9,266,626	108	1.26	$85,802	4.228	291.14	708	78.2
$90,000.01 - $100,000.00	$13,333,867	138	1.82	$96,622	4.328	289.80	708	71.6
$100,000.01 - $125,000.00	$34,318,662	302	4.68	$113,638	4.177	298.31	708	80.0
$125,000.01 - $150,000.00	$54,054,290	389	7.37	$138,957	4.202	295.41	703	81.2
$150,000.01 - $175,000.00	$29,426,169	180	4.01	$163,479	4.138	296.66	724	82.6
$175,000.01 - $200,000.00	$26,633,950	141	3.63	$188,893	4.105	295.39	729	79.3
$200,000.01 - $225,000.00	$25,477,962	120	3.47	$212,316	4.104	294.49	729	83.0
$225,000.01 - $250,000.00	$20,260,609	85	2.76	$238,360	4.234	288.93	725	80.6
$250,000.01 - $275,000.00	$17,768,495	68	2.42	$261,301	4.059	297.42	727	81.3
$275,000.01 - $300,000.00	$21,043,423	73	2.87	$288,266	4.055	297.41	737	79.9
$300,000.01 - $325,000.00	$22,227,406	71	3.03	$313,062	4.044	297.51	724	81.8
$325,000.01 - $350,000.00	$44,808,508	132	6.11	$339,458	4.131	297.68	721	83.7
$350,000.01 - $375,000.00	$47,506,862	131	6.48	$362,648	4.110	297.84	715	86.4
$375,000.01 - $400,000.00	$62,539,904	160	8.53	$390,874	4.117	297.56	723	82.8
$400,000.01 - $425,000.00	$26,099,600	63	3.56	$414,279	4.081	297.76	715	79.0
$425,000.01 - $450,000.00	$25,393,238	58	3.46	$437,814	4.059	297.39	727	80.4
$450,000.01 - $475,000.00	$23,658,271	51	3.23	$463,888	4.151	297.01	723	82.1
$475,000.01 - $500,000.00	$34,992,655	71	4.77	$492,854	4.129	297.38	726	78.7
$500,000.01 - $525,000.00	$13,874,868	27	1.89	$513,884	4.145	297.67	729	78.7
$525,000.01 - $550,000.00	$11,351,752	21	1.55	$540,560	3.882	298.38	727	77.6
$550,000.01 - $575,000.00	$12,421,900	22	1.69	$564,632	4.171	297.91	720	79.4
$575,000.01 - $600,000.00	$14,724,318	25	2.01	$588,973	4.082	297.64	732	73.5
$600,000.01 - $625,000.00	$6,171,635	10	0.84	$617,163	4.197	296.99	718	75.2
$625,000.01 - $650,000.00	$15,401,179	24	2.10	$641,716	4.226	298.29	733	71.7
$650,000.01 - $675,000.00	$3,956,720	6	0.54	$659,453	4.041	297.67	703	56.3
$675,000.01 - $700,000.00	$8,981,352	13	1.22	$690,873	3.914	297.16	741	69.9
$700,000.01 - $725,000.00	$4,980,792	7	0.68	$711,542	3.856	297.59	716	67.5
$725,000.01 - $750,000.00	$8,936,501	12	1.22	$744,708	4.180	296.66	714	68.9
$750,000.01 - $775,000.00	$2,305,800	3	0.31	$768,600	4.756	298.00	737	70.7

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$775,000.01 - $800,000.00	$1,600,000	2	0.22	$800,000	3.500	299.00	716	73.6
$800,000.01 - $825,000.00	$4,874,255	6	0.66	$812,376	4.817	298.50	753	65.3
$825,000.01 - $850,000.00	$7,569,500	9	1.03	$841,056	3.610	297.00	731	66.3
$850,000.01 - $875,000.00	$3,449,550	4	0.47	$862,388	4.811	297.74	759	75.0
$875,000.01 - $900,000.00	$4,499,349	5	0.61	$899,870	3.850	297.80	720	71.8
$900,000.01 - $925,000.00	$1,820,000	2	0.25	$910,000	4.938	300.00	745	67.4
$925,000.01 - $950,000.00	$1,879,000	2	0.26	$939,500	4.388	296.04	764	79.3
$950,000.01 - $975,000.00	$3,849,000	4	0.52	$962,250	4.725	297.51	758	74.4
$975,000.01 - $1,000,000.00	$18,969,051	19	2.59	$998,371	4.032	297.90	722	62.3
> $1,000,000.00	$16,797,160	9	2.29	$1,866,351	4.208	298.63	721	74.9
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Mortgage Rates								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$1,152,972	4	0.16	$288,243	2.818	294.89	718	56.3
3.001 - 3.500	$19,527,328	36	2.66	$542,426	3.310	297.37	737	76.3
3.501 - 4.000	$546,332,643	2,290	74.49	$238,573	3.873	297.30	722	80.1
4.001 - 4.500	$47,978,352	249	6.54	$192,684	4.345	292.52	720	72.4
4.501 - 5.000	$19,203,211	117	2.62	$164,130	4.735	287.12	720	84.4
5.001 - 5.500	$75,300,203	289	10.27	$260,554	5.316	296.43	712	71.8
5.501 - 6.000	$8,610,873	51	1.17	$168,841	5.800	295.46	723	71.7
6.001 - 6.500	$10,204,315	38	1.39	$268,535	6.224	295.61	742	73.8
6.501 - 7.000	$2,115,633	18	0.29	$117,535	6.805	294.64	676	72.9
7.001 - 7.500	$133,584	3	0.02	$44,528	7.344	299.75	679	69.2
7.501 - 8.000	$2,572,590	13	0.35	$197,892	7.760	298.26	719	73.5
8.501 - 9.000	$90,000	1	0.01	$90,000	8.750	296.00	784	90.0
10.001 - 10.500	$210,453	4	0.03	$52,613	10.162	292.03	653	51.0
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Months Remaining to Maturity								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$4,458,639	41	0.61	$108,747	4.594	114.56	731	77.4
277 - 288	$531,026	2	0.07	$265,513	6.495	288.00	677	87.4
289 - 300	$727,289,496	3,060	99.16	$237,676	4.134	297.61	722	78.5
349 - 360	$1,152,994	10	0.16	$115,299	4.246	355.18	704	73.3
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Original Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$211,186	8	0.03	$26,398	4.184	297.77	779	7.8

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 20.00	$4,352,912	54	0.59	$80,609	4.019	295.37	741	17.4
20.01 - 30.00	$6,996,810	84	0.95	$83,295	4.315	294.65	736	25.8
30.01 - 40.00	$13,977,268	98	1.91	$142,625	4.149	292.57	731	35.2
40.01 - 50.00	$16,492,693	124	2.25	$133,006	4.070	294.78	735	45.9
50.01 - 60.00	$43,531,106	183	5.94	$237,875	4.232	296.08	731	55.1
60.01 - 70.00	$73,953,500	278	10.08	$266,020	4.354	297.60	727	66.0
70.01 - 80.00	$254,099,264	826	34.65	$307,626	4.087	297.06	727	77.3
80.01 - 90.00	$175,455,078	862	23.92	$203,556	4.165	296.81	708	88.3
90.01 - 100.00	$144,352,340	596	19.68	$242,202	4.060	295.79	718	94.5
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$973,000	3	0.13	$324,333	3.794	299.93	699	64.5
AL	$9,457,331	51	1.29	$185,438	4.019	297.42	731	85.8
AZ	$17,168,083	90	2.34	$190,756	4.206	296.19	720	84.2
CA	$178,074,322	504	24.28	$353,322	4.046	296.71	725	76.8
CO	$37,517,819	139	5.12	$269,912	4.351	297.69	724	77.1
CT	$4,250,458	13	0.58	$326,958	4.065	297.03	755	59.4
DC	$893,451	4	0.12	$223,363	4.021	298.84	717	74.8
DE	$1,946,804	11	0.27	$176,982	3.877	297.55	705	63.7
FL	$51,155,108	203	6.97	$251,996	4.175	296.95	715	76.5
GA	$18,527,784	94	2.53	$197,104	4.120	297.39	717	81.0
HI	$2,130,997	9	0.29	$236,777	4.345	298.78	732	62.8
IA	$1,982,464	15	0.27	$132,164	3.993	297.41	716	80.9
ID	$2,312,039	16	0.32	$144,502	4.252	297.96	729	75.4
IL	$16,363,329	95	2.23	$172,246	4.420	297.52	725	78.0
IN	$11,990,373	84	1.63	$142,743	4.072	296.36	713	85.4
KS	$4,719,686	29	0.64	$162,748	4.028	297.72	719	80.7
KY	$19,432,524	90	2.65	$215,917	3.948	297.38	711	84.7
LA	$4,614,092	23	0.63	$200,613	4.190	297.69	724	80.3
MA	$18,779,720	66	2.56	$284,541	4.495	298.90	729	72.5
MD	$9,639,695	42	1.31	$229,517	4.030	294.32	718	82.2
ME	$187,867	3	0.03	$62,622	4.220	298.21	655	71.1
MI	$42,231,469	219	5.76	$192,838	4.160	287.59	722	80.7
MN	$18,437,767	71	2.51	$259,687	4.091	297.78	731	75.0
MO	$19,753,593	115	2.69	$171,770	4.128	296.98	714	81.9
MS	$721,055	10	0.10	$72,106	4.163	297.64	698	82.4
MT	$1,345,683	6	0.18	$224,281	4.763	298.01	735	68.5
NC	$19,267,641	101	2.63	$190,769	4.006	297.60	719	83.9
ND	$73,600	1	0.01	$73,600	3.750	295.00	772	68.2
NE	$508,680	4	0.07	$127,170	4.094	296.20	692	85.4
NH	$1,208,911	9	0.16	$134,323	4.750	296.13	675	73.4
NJ	$34,471,830	110	4.70	$313,380	4.269	298.20	726	75.5
NM	$2,433,081	13	0.33	$187,160	3.962	297.15	728	81.1
NV	$13,804,548	59	1.88	$233,975	4.152	295.03	719	79.2

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials For
Countrywide Asset-Backed Certificates, Series 2004-B

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NY	$18,625,870	76	2.54	$245,077	4.452	297.76	721	71.7
OH	$12,345,923	84	1.68	$146,975	4.108	297.08	727	77.6
OK	$2,370,761	13	0.32	$182,366	4.104	296.98	689	73.0
OR	$8,786,847	45	1.20	$195,263	4.150	298.08	719	79.9
PA	$16,055,892	114	2.19	$140,841	4.250	295.84	706	77.4
RI	$562,050	3	0.08	$187,350	5.352	296.88	669	63.3
SC	$9,159,588	42	1.25	$218,085	4.226	297.60	712	79.9
SD	$1,310,000	2	0.18	$655,000	3.826	300.00	736	77.4
TN	$11,859,423	64	1.62	$185,303	3.991	297.05	718	82.4
TX	$692,087	1	0.09	$692,087	4.000	295.00	732	69.4
UT	$13,033,685	55	1.78	$236,976	4.075	298.56	713	82.7
VA	$23,735,457	85	3.24	$279,241	4.112	297.55	730	82.1
VT	$2,215,739	6	0.30	$369,290	3.808	297.20	708	63.4
WA	$35,138,562	147	4.79	$239,038	4.015	296.89	727	82.0
WI	$9,884,752	63	1.35	$156,901	4.081	297.66	714	83.1
WV	$929,531	6	0.13	$154,922	4.023	286.47	734	81.5
WY	$351,187	5	0.05	$70,237	4.058	296.80	662	53.6
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$2,229,365	18	0.30	$123,854	4.046	297.20	826	65.1
801 - 820	$18,045,796	100	2.46	$180,458	4.037	296.04	809	72.5
781 - 800	$49,794,557	240	6.79	$207,477	4.110	296.28	790	74.9
761 - 780	$89,118,936	358	12.15	$248,936	4.093	296.81	771	78.0
741 - 760	$98,410,179	371	13.42	$265,257	4.069	295.41	750	76.8
721 - 740	$101,185,014	392	13.80	$258,125	4.080	296.10	731	77.1
701 - 720	$128,339,213	439	17.50	$292,344	4.203	297.25	710	77.8
681 - 700	$96,745,179	393	13.19	$246,171	4.131	296.86	692	80.6
661 - 680	$95,806,869	407	13.06	$235,398	4.233	296.50	671	82.7
641 - 660	$33,134,607	219	4.52	$151,300	4.166	297.72	653	81.2
621 - 640	$19,694,478	167	2.69	$117,931	4.230	297.72	632	81.5
601 - 620	$896,438	8	0.12	$112,055	5.088	294.96	619	77.8
581 - 600	$31,526	1	0.00	$31,526	10.375	288.00	582	45.5
	$733,432,157	3,113	100.00	$235,683	4.139	296.58	722	78.5

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$530,584,120	2,350	72.34	$225,780	4.152	296.48	721	77.9
PUD	$152,354,123	509	20.77	$299,320	4.058	296.91	724	79.5
CND	$47,718,083	244	6.51	$195,566	4.170	296.60	724	81.9
2 FAM	$1,497,236	6	0.20	$249,539	4.631	297.13	708	82.1
3 FAM	$1,130,250	3	0.15	$376,750	6.493	297.44	713	71.2

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4 FAM	$148,344	1	0.02	$148,344	5.125	292.00	653	21.4
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$568,436,177	2,342	77.50	$242,714	3.871	297.34	723	79.9
0.001 - 0.250	$16,816,325	62	2.29	$271,231	4.192	290.88	709	74.4
0.251 - 0.500	$32,194,330	188	4.39	$171,246	4.408	293.06	724	70.9
0.501 - 0.750	$13,413,808	91	1.83	$147,404	4.608	294.10	706	85.0
0.751 - 1.000	$5,969,404	26	0.81	$229,592	4.943	270.92	751	83.3
1.001 - 1.250	$52,665,194	200	7.18	$263,326	5.246	296.30	712	68.8
1.251 - 1.500	$22,186,934	87	3.03	$255,022	5.476	296.52	711	78.4
1.501 - 1.750	$5,472,940	28	0.75	$195,462	5.719	295.57	718	87.1
1.751 - 2.000	$3,266,433	23	0.45	$142,019	5.919	295.47	731	80.6
2.001 - 2.250	$8,451,744	29	1.15	$291,439	6.176	295.29	747	73.1
2.251 - 2.500	$1,951,198	10	0.27	$195,120	6.271	297.51	709	79.3
2.501 - 2.750	$1,257,987	9	0.17	$139,776	6.672	293.54	666	70.6
2.751 - 3.000	$915,645	10	0.12	$91,565	6.920	296.48	688	75.0
3.001 - 3.250	$33,584	2	0.00	$16,792	7.250	299.00	678	70.0
3.251 - 3.500	$100,000	1	0.01	$100,000	7.375	300.00	680	69.0
4.501 - 4.750	$90,000	1	0.01	$90,000	8.750	296.00	784	90.0
6.001 - 6.250	$178,926	3	0.02	$59,642	10.125	292.74	665	52.0
6.251 - 6.500	$31,526	1	0.00	$31,526	10.375	288.00	582	45.5
0.122	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.00	$2,019	19	0.00	$106	4.483	296.70	760	87.4
0.01 - 10.00	$409,519	24	0.06	$17,063	4.168	295.46	776	62.3
10.01 - 20.00	$884,601	22	0.12	$40,209	4.152	297.83	739	63.3
20.01 - 30.00	$2,248,634	30	0.31	$74,954	4.494	297.97	757	60.9
30.01 - 40.00	$3,502,035	38	0.48	$92,159	4.135	298.46	742	55.7
40.01 - 50.00	$5,956,660	40	0.81	$148,917	4.146	296.66	752	61.3
50.01 - 60.00	$5,817,959	42	0.79	$138,523	4.276	294.99	742	59.0
60.01 - 70.00	$9,706,361	66	1.32	$147,066	4.347	298.02	748	65.4
70.01 - 80.00	$15,441,899	77	2.11	$200,544	4.050	296.63	745	69.1
80.01 - 90.00	$28,836,582	129	3.93	$223,539	4.114	296.86	737	72.8
90.01 - 100.00	$660,625,887	2,626	90.07	$251,571	4.136	296.54	719	79.7
	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.950	$127,500	1	0.02	$127,500	4.000	299.00	673	94.4
11.950	$680,433,504	2,811	92.77	$242,061	4.081	297.77	721	79.0
16.000	$128,721	2	0.02	$64,360	4.360	293.82	782	66.8
17.000	$2,300,400	12	0.31	$191,700	5.154	296.64	716	63.9
18.000	$50,231,579	283	6.85	$177,497	4.839	280.50	725	71.5
21.000	$210,453	4	0.03	$52,613	10.162	292.03	653	51.0
12.383	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$10,000.01 - $20,000.00	$226,504	14	0.03	$16,179	4.225	298.16	729	23.3
$20,000.01 - $30,000.00	$813,635	33	0.11	$24,656	4.573	286.08	707	34.8
$30,000.01 - $40,000.00	$1,065,639	32	0.15	$33,301	4.294	297.43	720	40.1
$40,000.01 - $50,000.00	$3,163,208	80	0.43	$39,540	4.293	288.72	721	44.9
$50,000.01 - $60,000.00	$3,752,274	74	0.51	$50,706	4.325	293.12	701	62.6
$60,000.01 - $70,000.00	$4,478,899	73	0.61	$61,355	4.148	295.43	711	67.9
$70,000.01 - $80,000.00	$7,869,693	113	1.07	$69,643	4.424	286.79	699	70.2
$80,000.01 - $90,000.00	$8,728,145	105	1.19	$83,125	4.276	289.09	707	80.2
$90,000.01 - $100,000.00	$13,686,633	159	1.87	$86,079	4.308	290.20	707	68.3
$100,000.01 - $125,000.00	$29,480,615	267	4.02	$110,414	4.205	298.21	704	81.6
$125,000.01 - $150,000.00	$54,558,650	415	7.44	$131,467	4.203	295.44	701	81.7
$150,000.01 - $175,000.00	$28,506,055	182	3.89	$156,627	4.118	296.87	726	83.1
$175,000.01 - $200,000.00	$26,737,212	154	3.65	$173,618	4.092	295.72	728	77.9
$200,000.01 - $225,000.00	$22,991,212	112	3.13	$205,279	4.082	294.22	726	86.1
$225,000.01 - $250,000.00	$19,792,244	93	2.70	$212,820	4.247	288.46	725	80.4
$250,000.01 - $275,000.00	$16,868,774	70	2.30	$240,982	4.063	297.38	725	81.9
$275,000.01 - $300,000.00	$19,292,480	75	2.63	$257,233	4.047	297.43	733	80.0
$300,000.01 - $325,000.00	$19,163,724	62	2.61	$309,092	4.077	297.59	723	83.8
$325,000.01 - $350,000.00	$45,485,854	141	6.20	$322,595	4.146	297.67	724	82.5
$350,000.01 - $375,000.00	$47,312,617	136	6.45	$347,887	4.089	297.81	715	86.5
$375,000.01 - $400,000.00	$64,320,204	176	8.77	$365,456	4.091	297.55	723	82.9
$400,000.01 - $425,000.00	$24,646,721	62	3.36	$397,528	4.176	297.83	720	78.6
$425,000.01 - $450,000.00	$29,194,860	71	3.98	$411,195	4.019	297.60	725	80.4
$450,000.01 - $475,000.00	$21,684,019	50	2.96	$433,680	4.195	296.95	724	82.9
$475,000.01 - $500,000.00	$37,068,077	88	5.05	$421,228	4.142	297.24	727	78.6
$500,000.01 - $525,000.00	$14,418,260	29	1.97	$497,181	4.168	297.51	731	79.3
$525,000.01 - $550,000.00	$12,788,453	26	1.74	$491,864	3.875	298.20	727	78.3
$550,000.01 - $575,000.00	$11,710,026	22	1.60	$532,274	4.163	297.69	718	80.4
$575,000.01 - $600,000.00	$16,671,758	29	2.27	$574,888	4.055	297.77	730	74.6
$600,000.01 - $625,000.00	$5,427,435	9	0.74	$603,048	4.118	296.95	726	74.8
$625,000.01 - $650,000.00	$17,592,148	33	2.40	$533,095	4.143	298.36	737	71.3
$650,000.01 - $675,000.00	$4,814,120	8	0.66	$601,765	4.179	297.61	698	59.6
$675,000.01 - $700,000.00	$9,101,870	16	1.24	$568,867	3.840	297.43	735	67.9
$700,000.01 - $725,000.00	$4,608,186	8	0.63	$576,023	3.906	298.26	734	69.1
$725,000.01 - $750,000.00	$9,301,040	14	1.27	$664,360	4.294	296.80	712	68.6

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$750,000.01 - $775,000.00	$3,014,350	4	0.41	$753,588	4.519	297.76	730	69.3
$775,000.01 - $800,000.00	$1,600,000	2	0.22	$800,000	3.500	299.00	716	73.6
$800,000.01 - $825,000.00	$4,752,098	6	0.65	$792,016	4.845	296.99	751	66.4
$825,000.01 - $850,000.00	$7,569,500	9	1.03	$841,056	3.610	297.00	731	66.3
$850,000.01 - $875,000.00	$4,415,615	6	0.60	$735,936	4.757	297.47	749	72.1
$875,000.01 - $900,000.00	$5,484,809	7	0.75	$783,544	3.843	297.75	729	70.8
$900,000.01 - $925,000.00	$1,820,000	2	0.25	$910,000	4.938	300.00	745	67.4
$925,000.01 - $950,000.00	$1,655,025	2	0.23	$827,513	4.968	296.59	741	72.4
$950,000.01 - $975,000.00	$3,818,000	4	0.52	$954,500	4.297	296.80	750	74.2
$975,000.01 - $1,000,000.00	$23,786,372	28	3.24	$849,513	4.141	297.43	730	61.7
> $1,000,000.00	$18,195,144	12	2.48	$1,516,262	4.173	298.53	721	73.3
	$733,432,157	**3,113**	**100.00**	**$235,603**	**4.139**	**296.58**	**722**	**78.5**

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5
	$733,432,157	**3,113**	**100.00**	**$235,603**	**4.139**	**296.58**	**722**	**78.5**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$733,432,157	3,113	100.00	$235,603	4.139	296.58	722	78.5
	$733,432,157	**3,113**	**100.00**	**$235,603**	**4.139**	**296.58**	**722**	**78.5**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$464,824,093	2,002	63.38	$232,180	4.125	294.85	722	78.1
2004	$268,608,063	1,111	36.62	$241,771	4.162	299.57	722	79.2
	$733,432,157	**3,113**	**100.00**	**$235,603**	**4.139**	**296.58**	**722**	**78.5**

Loan Group 2: $733,430,093

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$733,430,093	
Aggregate Credit Limit		$787,489,347	
WA Coupon (Gross)		4.167%	1.950% to 10.375%
WA Margin (Gross)		0.145%	-0.990% to 6.375%
WA Maximum Rate		12.443%	7.200% to 21.000%
Average Principal Balance		$135,997	$0 to $364,000
Average Credit Limit		$146,021	$8,000 to $364,000
WA Remaining Term To Scheduled Maturity (months)		295	110 to 356
WA Original Loan-to-Value Ratio		79.69%	5.00% to 100.00%
Average Credit Utilization Rate		92.57%	0.00% to 110.00%
Origination Period			10/28/1996 to 3/11/2004
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
WA Months to First Roll		1	
WA FICO		717	

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	10.22%	SFR	75.10%	ALT DOC	48.40%	FULL	94.59%	OO	98.51%	Current	100.00
MI	8.62%	PUD	16.24%	FULL DO	41.68%	1004U	2.17%	INV	0.93%		
FL	7.11%	CND	8.28%	REDUCED	9.36%	NA	1.36%	2H	0.55%		
CO	4.65%	2 FAM	0.28%	STREAML	0.56%	STATED	0.80%				
WA	4.39%	4 FAM	0.08%			DRIVEBY	0.32%				

Conforming: $733,430,093

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$3,406,060	25	0.46	$136,242	4.206	355.27	710	82.3
HELOC 10YDR/0YRP	$12,156,078	121	1.66	$100,463	4.426	114.33	732	70.1
HELOC 5YDR/5YRP	$70,562	2	0.01	$35,281	4.163	112.70	694	56.7
HELOC 10YDR/15YRP	$717,577,762	5,240	97.84	$136,942	4.162	297.58	717	79.9
HELOC 15YDR/10YRP	$219,632	5	0.03	$43,926	3.736	296.93	765	35.8
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= $0.00	$0	32	0.00	$0				
$0.01 - $10,000.00	$140,500	31	0.02	$4,532	4.471	296.62	778	38.8
$10,000.01 - $20,000.00	$2,122,633	132	0.29	$16,081	4.378	292.13	739	43.5
$20,000.01 - $30,000.00	$3,627,330	139	0.49	$26,096	4.537	287.18	724	40.2
$30,000.01 - $40,000.00	$5,283,270	146	0.72	$36,187	4.373	289.51	716	48.6
$40,000.01 - $50,000.00	$8,795,676	190	1.20	$46,293	4.377	289.18	725	53.1
$50,000.01 - $60,000.00	$10,074,573	181	1.37	$55,661	4.224	290.72	714	62.1
$60,000.01 - $70,000.00	$13,006,581	198	1.77	$65,690	4.240	293.28	722	66.8
$70,000.01 - $80,000.00	$16,798,969	223	2.29	$75,332	4.320	290.04	714	70.5
$80,000.01 - $90,000.00	$21,961,069	257	2.99	$85,452	4.240	290.68	709	76.3
$90,000.01 - $100,000.00	$33,605,484	348	4.58	$96,567	4.294	287.74	713	72.7
$100,000.01 - $125,000.00	$92,984,282	822	12.68	$113,120	4.178	294.90	706	80.7
$125,000.01 - $150,000.00	$123,000,001	878	16.77	$140,091	4.248	295.82	703	80.1
$150,000.01 - $175,000.00	$64,329,113	397	8.77	$162,038	4.098	295.15	720	82.2
$175,000.01 - $200,000.00	$67,370,244	359	9.19	$187,661	4.139	291.15	722	80.4
$200,000.01 - $225,000.00	$59,630,369	281	8.13	$212,208	4.104	295.65	722	83.2
$225,000.01 - $250,000.00	$63,704,166	267	8.69	$238,592	4.098	297.73	725	82.6
$250,000.01 - $275,000.00	$51,645,783	197	7.04	$262,161	4.067	297.74	726	86.2
$275,000.01 - $300,000.00	$45,752,089	159	6.24	$287,749	4.069	297.62	728	81.1
$300,000.01 - $325,000.00	$36,326,776	116	4.95	$313,162	4.140	297.56	726	85.0
$325,000.01 - $350,000.00	$12,547,768	38	1.71	$330,204	4.110	298.05	734	87.5
$350,000.01 - $375,000.00	$723,416	2	0.10	$361,708	3.750	298.01	751	75.0
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$1,094,461	11	0.15	$99,496	2.704	298.96	721	61.7
3.001 - 3.500	$4,287,266	23	0.58	$186,403	3.437	296.95	740	76.8
3.501 - 4.000	$551,886,145	3,834	75.25	$143,945	3.897	296.64	718	81.5
4.001 - 4.500	$59,383,752	523	8.10	$113,544	4.362	284.49	718	69.6
4.501 - 5.000	$34,753,522	277	4.74	$125,464	4.697	281.44	708	82.2
5.001 - 5.500	$58,722,816	492	8.01	$119,355	5.334	294.99	709	73.8
5.501 - 6.000	$7,454,336	86	1.02	$86,678	5.826	295.18	716	67.3
6.001 - 6.500	$8,772,561	79	1.20	$111,045	6.260	296.00	713	81.4

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.501 - 7.000	$2,023,932	23	0.28	$87,997	6.825	295.99	674	70.8
7.001 - 7.500	$613,976	9	0.08	$68,220	7.416	295.11	704	89.9
7.501 - 8.000	$4,134,628	27	0.56	$153,134	7.766	297.74	717	72.7
8.001 - 8.500	$46,480	2	0.01	$23,240	8.138	295.73	624	11.7
9.501 - 10.000	$66,000	1	0.01	$66,000	9.750	293.00	610	19.8
10.001 - 10.500	$190,219	6	0.03	$31,703	10.158	292.48	608	52.8
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$12,226,640	123	1.67	$99,404	4.425	114.32	732	70.0
205 - 216	$66,765	2	0.01	$33,382	5.451	213.28	685	70.0
277 - 288	$93,520	2	0.01	$46,760	6.589	288.00	718	77.6
289 - 300	$717,637,109	5,241	97.85	$136,928	4.161	297.59	717	79.8
349 - 360	$3,406,060	25	0.46	$136,242	4.206	355.27	710	82.3
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$882,724	25	0.12	$35,309	4.355	292.01	740	8.1
10.01 - 20.00	$5,891,630	130	0.80	$45,320	4.323	288.16	732	16.0
20.01 - 30.00	$12,224,492	192	1.67	$63,669	4.205	283.08	737	25.6
30.01 - 40.00	$16,782,233	215	2.29	$78,057	4.204	287.91	733	35.3
40.01 - 50.00	$22,939,457	238	3.13	$96,384	4.136	289.76	732	45.5
50.01 - 60.00	$31,747,127	284	4.33	$111,786	4.184	295.66	726	55.5
60.01 - 70.00	$61,230,951	505	8.35	$121,249	4.256	291.85	723	66.3
70.01 - 80.00	$177,255,148	1,176	24.17	$150,727	4.139	296.14	726	77.7
80.01 - 90.00	$218,992,268	1,615	29.86	$135,599	4.258	295.46	700	88.0
90.01 - 100.00	$185,484,062	1,013	25.29	$183,104	4.044	295.77	720	94.8
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$2,142,626	12	0.29	$178,552	3.920	298.01	742	73.6
AL	$14,387,833	105	1.96	$137,027	4.092	295.48	721	83.5
AZ	$28,589,572	216	3.90	$132,359	4.135	295.67	722	79.8
CA	$74,952,578	461	10.22	$162,587	4.187	295.48	717	71.5
CO	$34,080,131	209	4.65	$163,063	4.212	296.78	721	79.6
CT	$3,469,431	32	0.47	$108,420	4.264	297.30	725	70.1
DC	$171,950	2	0.02	$85,975	4.111	294.52	691	39.4

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
DE	$804,659	10	0.11	$80,466	4.072	297.48	707	82.5
FL	$52,165,747	421	7.11	$123,909	4.243	294.35	721	79.0
GA	$31,639,741	211	4.31	$149,951	4.146	297.56	709	84.3
HI	$3,060,732	21	0.42	$145,749	4.370	296.21	748	68.3
IA	$5,283,050	42	0.72	$125,787	4.051	297.48	719	84.9
ID	$7,079,860	58	0.97	$122,067	4.077	296.40	723	80.0
IL	$17,310,289	154	2.36	$112,404	4.119	294.54	712	77.5
IN	$24,132,789	200	3.29	$120,664	4.121	294.94	702	85.1
KS	$7,220,890	62	0.98	$116,466	4.093	296.22	717	83.3
KY	$25,939,273	187	3.54	$138,713	4.072	297.55	714	85.7
LA	$5,266,792	50	0.72	$105,336	4.123	294.34	710	79.8
MA	$15,060,686	93	2.05	$161,943	4.294	295.22	720	74.7
MD	$6,772,509	50	0.92	$135,450	4.081	290.20	720	80.6
ME	$717,209	11	0.10	$65,201	4.577	270.00	708	57.5
MI	$63,230,888	451	8.62	$140,202	4.198	283.30	716	81.2
MN	$19,951,295	129	2.72	$154,661	4.201	297.61	710	80.6
MO	$26,209,060	205	3.57	$127,849	4.123	297.78	708	83.6
MS	$2,281,536	18	0.31	$126,752	3.902	297.57	735	83.1
MT	$1,695,011	13	0.23	$130,385	4.283	297.22	710	84.4
NC	$32,043,332	230	4.37	$139,319	4.073	295.51	712	83.9
ND	$721,509	6	0.10	$120,251	4.378	299.46	685	83.4
NE	$1,484,400	15	0.20	$98,960	4.253	297.33	676	87.4
NH	$842,017	7	0.11	$120,288	4.234	298.35	733	74.9
NJ	$19,556,924	139	2.67	$140,697	4.281	294.38	726	70.2
NM	$1,567,693	17	0.21	$92,217	4.363	298.38	713	75.4
NV	$16,200,145	101	2.21	$160,397	4.175	297.74	716	81.2
NY	$14,912,890	122	2.03	$122,237	4.319	295.34	729	69.7
OH	$19,228,799	166	2.62	$115,836	4.231	297.52	721	80.7
OK	$4,865,598	55	0.66	$88,465	4.274	295.43	705	84.0
OR	$7,213,887	55	0.98	$131,162	4.144	297.80	738	77.6
PA	$24,898,627	232	3.39	$107,322	4.308	292.72	714	79.6
RI	$1,684,914	14	0.23	$120,351	4.253	297.75	700	64.1
SC	$8,990,444	72	1.23	$124,867	4.084	297.78	710	82.7
SD	$169,825	2	0.02	$84,912	4.437	295.75	732	87.9
TN	$19,700,173	140	2.69	$140,716	4.067	298.76	722	86.2
TX	$25,775	1	0.00	$25,775	6.125	299.00	700	79.5
UT	$15,675,499	109	2.14	$143,812	4.285	298.46	713	85.0
VA	$17,451,070	114	2.38	$153,080	4.040	293.93	721	80.3
VT	$220,000	1	0.03	$220,000	3.750	300.00	706	80.0
WA	$32,222,475	210	4.39	$153,440	4.064	295.11	727	79.8
WI	$18,867,817	147	2.57	$128,352	4.038	297.43	710	81.7
WV	$345,362	5	0.05	$69,072	3.984	259.62	744	61.9
WY	$924,792	10	0.13	$92,479	4.296	297.53	726	54.6
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$4,007,201	50	0.55	$80,144	3.923	297.66	829	64.8
801 - 820	$19,409,197	185	2.65	$104,915	4.158	293.75	810	68.8
781 - 800	$53,231,837	431	7.26	$123,508	4.019	293.53	789	73.0
761 - 780	$75,858,076	541	10.34	$140,218	4.096	294.50	770	77.2
741 - 760	$92,771,252	620	12.65	$149,631	4.132	293.84	750	79.5
721 - 740	$96,504,344	642	13.16	$150,318	4.135	293.82	731	81.4
701 - 720	$101,008,219	688	13.77	$146,814	4.183	294.40	710	81.6
681 - 700	$102,947,767	724	14.04	$142,193	4.238	294.80	692	81.1
661 - 680	$94,433,191	680	12.88	$138,872	4.223	295.24	671	83.3
641 - 660	$54,944,055	475	7.49	$115,672	4.216	297.82	651	79.4
621 - 640	$35,329,383	330	4.82	$107,059	4.185	297.67	631	80.3
601 - 620	$2,960,571	26	0.40	$113,868	5.074	297.71	619	76.4
561 - 580	$25,000	1	0.00	$25,000	10.375	289.00	580	29.2
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$550,815,088	4,180	75.10	$131,774	4.166	294.62	715	79.3
PUD	$119,078,235	728	16.24	$163,569	4.114	295.71	724	81.6
CND	$60,732,691	459	8.28	$132,315	4.222	294.43	720	80.3
2 FAM	$2,063,489	18	0.28	$114,638	5.306	295.32	700	70.5
4 FAM	$602,525	5	0.08	$120,505	5.121	298.70	703	70.6
3 FAM	$138,065	3	0.02	$46,022	5.603	296.76	728	45.4
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$562,021,988	3,896	76.63	$144,256	3.922	296.83	719	81.4
0.001 - 0.250	$13,773,467	120	1.88	$114,779	4.203	262.74	709	70.1
0.251 - 0.500	$44,513,852	396	6.07	$112,409	4.395	289.12	721	69.0
0.501 - 0.750	$28,736,316	225	3.92	$127,717	4.635	284.84	709	82.8
0.751 - 1.000	$5,934,457	51	0.81	$116,362	4.891	261.73	707	79.4
1.001 - 1.250	$37,501,486	321	5.11	$116,827	5.240	295.03	708	66.7
1.251 - 1.500	$21,493,330	173	2.93	$124,239	5.479	294.98	709	86.1
1.501 - 1.750	$3,050,189	41	0.42	$74,395	5.709	293.77	727	61.2
1.751 - 2.000	$4,404,147	45	0.60	$97,870	5.907	296.16	708	71.6
2.001 - 2.250	$6,388,949	61	0.87	$104,737	6.190	296.00	707	79.8
2.251 - 2.500	$2,472,240	20	0.34	$123,612	6.359	296.17	727	83.4
2.501 - 2.750	$1,127,010	10	0.15	$112,701	6.728	296.83	702	68.5
2.751 - 3.000	$896,922	13	0.12	$68,994	6.947	294.93	639	73.8
3.001 - 3.250	$146,988	3	0.02	$48,996	7.151	295.76	712	68.8
3.251 - 3.500	$466,988	6	0.06	$77,831	7.500	294.90	702	96.5
3.501 - 3.750	$119,066	2	0.02	$59,533	7.705	294.89	659	28.1

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.751 - 4.000	$80,000	1	0.01	$80,000	7.875	296.00	621	67.7
4.001 - 4.250	$46,480	2	0.01	$23,240	8.138	295.73	624	11.7
5.501 - 5.750	$66,000	1	0.01	$66,000	9.750	293.00	610	19.8
6.001 - 6.250	$165,219	5	0.02	$33,044	10.125	293.01	612	56.4
6.251 - 6.500	$25,000	1	0.00	$25,000	10.375	289.00	580	29.2
0.145	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.00	$94	34	0.00	$3	4.918	298.00	799	65.0
0.01 - 10.00	$400,848	41	0.05	$9,777	4.179	292.11	759	57.6
10.01 - 20.00	$858,332	42	0.12	$20,436	4.262	291.03	765	58.5
20.01 - 30.00	$1,833,779	59	0.25	$31,081	4.619	295.18	758	60.3
30.01 - 40.00	$3,148,297	70	0.43	$44,976	4.346	296.25	742	60.8
40.01 - 50.00	$4,514,862	78	0.62	$57,883	4.277	295.31	747	58.7
50.01 - 60.00	$7,074,019	104	0.96	$68,019	4.282	295.22	739	61.7
60.01 - 70.00	$7,434,081	90	1.01	$82,601	4.316	296.59	729	57.7
70.01 - 80.00	$14,031,297	138	1.91	$101,676	4.074	293.72	735	65.6
80.01 - 90.00	$23,922,392	208	3.26	$115,012	4.123	296.04	724	70.8
90.01 - 100.00	$670,129,506	4,528	91.37	$147,997	4.164	294.74	715	81.1
> 100.00	$82,586	1	0.01	$82,586	3.750	295.00	700	35.7
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.200	$189,968	1	0.03	$189,968	4.500	298.00	769	70.0
7.949	$114,300	1	0.02	$114,300	4.000	300.00	648	90.0
7.950	$154,000	1	0.02	$154,000	4.000	296.00	751	89.3
8.200	$127,000	1	0.02	$127,000	3.750	299.00	728	67.6
11.950	$672,104,914	4,789	91.64	$140,343	4.107	297.76	717	80.7
16.000	$1,164,314	11	0.16	$105,847	4.634	238.74	757	54.6
17.000	$1,804,344	28	0.25	$64,441	5.379	295.65	716	66.0
18.000	$57,515,035	554	7.84	$103,818	4.781	261.13	716	68.9
21.000	$256,219	7	0.03	$36,603	10.053	292.62	608	44.3
12.443	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$7,965	1	0.00	$7,965	5.875	296.00	785	6.2
$10,000.01 - $20,000.00	$556,634	34	0.08	$16,372	4.516	286.45	720	30.1
$20,000.01 - $30,000.00	$1,980,389	84	0.27	$23,576	4.468	283.85	717	35.1
$30,000.01 - $40,000.00	$3,187,842	96	0.43	$33,207	4.493	292.28	709	46.1
$40,000.01 - $50,000.00	$8,055,887	212	1.10	$37,999	4.310	288.85	716	50.2
$50,000.01 - $60,000.00	$8,110,583	159	1.11	$51,010	4.186	288.64	712	61.1
$60,000.01 - $70,000.00	$10,222,814	168	1.39	$60,850	4.280	293.88	717	70.4
$70,000.01 - $80,000.00	$15,324,426	220	2.09	$69,656	4.269	287.61	715	67.7
$80,000.01 - $90,000.00	$19,661,861	244	2.68	$80,581	4.232	291.26	706	77.7
$90,000.01 - $100,000.00	$33,983,660	410	4.63	$82,887	4.323	286.75	711	70.1
$100,000.01 - $125,000.00	$87,018,402	795	11.86	$109,457	4.193	294.58	706	81.4
$125,000.01 - $150,000.00	$129,386,883	986	17.64	$131,224	4.255	295.92	703	79.2
$150,000.01 - $175,000.00	$63,234,678	409	8.62	$154,608	4.089	294.93	720	82.1
$175,000.01 - $200,000.00	$69,669,332	404	9.50	$172,449	4.154	291.42	723	80.4
$200,000.01 - $225,000.00	$59,586,815	294	8.12	$202,676	4.100	295.68	722	83.5
$225,000.01 - $250,000.00	$64,459,820	289	8.79	$223,044	4.094	297.71	727	81.4
$250,000.01 - $275,000.00	$54,418,635	215	7.42	$253,110	4.078	297.74	726	86.1
$275,000.01 - $300,000.00	$51,113,652	196	6.97	$260,784	4.091	297.57	729	79.7
$300,000.01 - $325,000.00	$37,548,044	128	5.12	$293,344	4.137	297.46	727	84.9
$325,000.01 - $350,000.00	$15,178,355	47	2.07	$322,944	4.055	297.79	738	85.4
$350,000.01 - $375,000.00	$723,416	2	0.10	$361,708	3.750	298.01	751	75.0
	$733,430,093	**5,393**	**100.00**	**$135,997**	**4.167**	**294.79**	**717**	**79.7**

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7
	$733,430,093	**5,393**	**100.00**	**$135,997**	**4.167**	**294.79**	**717**	**79.7**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7
	$733,430,093	**5,393**	**100.00**	**$135,997**	**4.167**	**294.79**	**717**	**79.7**

Origination Years								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1996	$38,299	1	0.01	$38,299	6.250	212.00	635	70.0
1997	$28,466	1	0.00	$28,466	4.375	215.00	752	70.0
2003	$478,453,912	3,552	65.24	$134,700	4.182	292.24	717	79.3
2004	$254,909,416	1,839	34.76	$138,613	4.137	299.61	716	80.5
	$733,430,093	5,393	100.00	$135,997	4.167	294.79	717	79.7